April 6, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Procera Networks, Inc. (the “Company”)
Registration Statement on Form S-3, as amended (File No. 333-180141)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, to become effective at 4:00 p.m. Eastern Time Monday, April 9, 2012 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Procera Networks, Inc.

By:	/s/ Charles Constanti
Charles Constanti
Chief Financial Officer

cc:           Michael E. Tenta, Cooley LLP